

Mail Stop 4631

February 24, 2016

Via E-mail
Mr. Steven Pohl
Interim Chief Financial Officer
Novelis Inc.
3560 Lenox Road, Suite 2000
Atlanta, Georgia 30326

> **RE: Novelis Inc.**
> **Form 10-K for the Year Ended March 31, 2015**
> **Filed May 12, 2015**
> **Response dated February 11, 2016**
> **File No. 1-32312**

Dear Mr. Pohl:

We have reviewed your response letter dated February 11, 2016 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2015

Notes to the Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 74

1. We note your response to comment 2 of our letter dated January 28, 2016. You addressed the product financing arrangements guidance of ASC 470-40 in supporting your conclusion that a liability should not be recorded for your outstanding repurchase obligations related to these arrangements in which you sell inventory to third parties and

agree to repurchase the same or similar inventory over a future period. Please also tell us what other guidance you considered in accounting for these arrangements, e.g. ASC 440. Please also tell us the amounts of your estimated repurchase obligations as of December 31, 2015 and March 31, 2015.

2. You note that you established an accounting policy based on the guidance of ASC 470-40. Please tell us how this guidance led you to determine the appropriate income statement treatment of these agreements.

3. You note that these arrangements enable you to better manage inventory levels and better match the timing of inventory purchases with the demand. Please help us better understand the business purposes of entering into these arrangements from both your perspective and the perspective of the third party. It would appear that one of the primary benefits from your perspective would be the additional liquidity that these arrangements provide on a short-term basis.

4. Please provide us with a summary of the key terms of these agreements. Please ensure that your summary includes the following:
   - Your response indicates that there are multiple components of the repurchase price though the predominant component is market based. Please clearly identify each of the components of the repurchase price and tell us how each of these components is determined. Please also provide us with an excerpt from an example agreement which describes the purchase price. Please specifically address if any of the components are related to holding or interest costs;
   - Please tell us how the initial sales price is determined when you make the initial sale to the counterparty;
   - Please help us better understand the repurchase terms. You indicate that you transfer the risks and rewards of ownership to the counterparty for a minimum of 30 days which includes giving the ability of the counterparty to sell the inventory or obtain other benefits related to inventory ownership. Please tell us whether you are still required to repurchase comparable inventory if the original inventory is sold by the counterparty or if you are required to compensate the counterparty if the sales proceeds they receive is less than a certain predetermined amount;
   - Please clarify where the inventory is physically stored during these arrangements; and
   - Please describe material terms relating to risks and rewards transferred to the counterparty.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction